May 1, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated May 2, 2001, of FutureOne, Inc. and are in agreement with the statements contained in the second and third paragraphs therein. We have no basis to agree or dispute with other statements of the registrant contained therein.


                                                /s/ Ernst & Young LLP